CANNEX CAPITAL HOLDINGS INC.

PROXY

This form of proxy (the "Proxy") is solicited by management for use at the Annual General and Special Meeting (the "Meeting") of the holders (the "Shareholders") of the Class A Shares (the "Class A Shares") of Cannex Capital Holdings Inc. (the "Company"), to be held at 10:00 a.m. (Pacific time) on December 18, 2018 at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada.

The undersigned holder of Class A Shares, hereby appoints Anthony Dutton, Chief Executive Officer of the Company, or failing him, David Croom, Chief Financial Officer of the Company, or instead of either of them, _________________________of ___________________________, as proxyholder, with power of substitution, to attend and vote for and act on behalf of the undersigned at the offices of McMillan LLP at, Suite 1500 – 1055 West Georgia St., Vancouver, B.C. V6E 4N7 on December 18, 2018 at 10:00 a.m. (Pacific time) and at any adjournments thereof, and at any poll(s) which may take place in consequence thereof, with the same powers that the undersigned would have if the undersigned were present at the Meeting or any adjournments thereof, and without limiting the foregoing, the said proxy is hereby instructed to vote at the said meeting as follows:

1.	To appoint Davidson & Company LLP as the auditor of the Company for the ensuing year.	[ ] FOR	[ ] WITHHOLD

2.	To pass the ordinary resolution, as more particularly set forth in the accompanying Information Circular, ratifying adoption by the Company of the Advance Notice Policy.	[ ] FOR	[ ] AGAINST

3.	To pass the special resolution to approve the alteration of the Company’s Articles to include advance notice provisions, as more particularly set forth in the accompanying Information Circular.	[ ] FOR	[ ] AGAINST

The undersigned hereby revokes any proxies previously given for the Meeting referred to herein.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the shareholder): _______________

Dated this _________ day of ____________, 2018.

Name of Shareholder (Please Print)
Signature of Shareholder	Please see notes on the reverse side of this Proxy

Notes to Proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favor or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

9. To be effective, this Proxy must be deposited at the office of the Company's agent, Alliance Trust Company, Suite 1010, 407 – 2nd Street S.W., Calgary, Alberta, T2P 2Y3 not later than 10:00 a.m. (Pacific time), on December 14, 2018.

HOW TO VOTE

INTERNET

Go to https://www.alliancetrust.ca/shareholders

  Cast your vote online

MAIL, FAX or EMAIL

  Complete and return your signed proxy in the envelope provided or send to:

Alliance Trust Company
#1010, 407 2nd Street SW
Calgary, Alberta T2P 2Y3

  You may alternatively fax your proxy to 403-237-6181 or scan and email to inquiries@alliancetrust.ca.